UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                                     Washington, D.C. 20549

                                             SCHEDULE 13G
                      Under the Securities Exchange Act of 1934

                                    Citizens Banking Corporation
                                               (Name of Issuer)

                                                Common Stock
                                  (Title of Class of Securities)

                                                    174420109
                                              (CUSIP Number)

                                            December 31, 2004
                                 (As of Date of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [ x ]Rule 13d-1(b)
      [   ]Rule 13d-1(c)
      [   ]Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

       CUSIP No. 174420109


1.     Name of Reporting Person     Citizens Bank Wealth Management, N.A.
        Tax Identification No               38-2378932


2.     Check the Appropriate Box if a Member of a Group*
       (a)  [  ]
       (b)  [  ]


3.     SEC Use Only


4.     Citizenship or Place of Organization     Michigan



Number of Shares Beneficially Owned by Each Reporting Person With:

5.     Sole Voting Power                                   1,181,228

6.     Shared Voting Power                               1,166,179

7.     Sole Dispositive Power                           1,819,497

8.     Shared Dispositive Power                         578,563

9.    Aggregate Amount Beneficially
       Owned by Each Reporting Person          2,406,560


10.    Check if the Aggregate Amount in
         Row (9) Excludes Certain Shares


11.    Percent of Class Represented by
         Amount in Row (9)                             5.6%


12.    Type of Reporting Person                  BK






                                               UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                           Washington, D.C. 20549

                                                SCHEDULE 13G
                             Under the Securities Exchange Act of 1934


Item 1(a)  Name of Issuer:
                 Citizens Banking Corporation

Item 1(b)  Address of Issuer's Principal Executive Offices:
                  328 South Saginaw Street
                  Flint MI  48502-1249

Item 2(a)  Name of Person Filing:
                 Citizens Bank Wealth Management, N.A.

Item 2(b)  Address of Principal Business Office:
                 Same as above 1(b)

Item 2(c)  Citizenship:
                 Bank Holding Company - Michigan

Item 2(d)  Title of Class of Securities:
                  Common Stock

Item 2(e)  CUSIP Number:
                  174420109

Item 3.    This statement is filed pursuant to 240.13d-1(b)
                [X] Bank as defined in section 3(a)(6) of the Act
                       (15 U.S.C. 78c).

Item 4.    Ownership.

           (a) Amount beneficially owned:
                               2,406,560

           (b) Percent of class:
                                 5.6%

           (c) Number of shares as to which the person has:

           (i) Sole power to vote or to direct the vote:
                                    1,181,228

          (ii) Shared power to vote or to direct the vote:
                                    1,166,179

         (iii) Sole power to dispose or to direct the
                disposition of:
                                      1,819,497

          (iv) Shared power to dispose or to direct
                 the disposition of:
                                         578,563


Item 5.    Ownership of Five Percent or Less of a Class:

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.    Ownership of More than Five Percent
                on Behalf of Another Person:
                                                      Not Applicable

Item 7.    Identification and Classification
               of the Subsidiary Which Acquired
               the Security Being Reported on By
               the Parent Holding Company:
                                                      Not Applicable

Item 8.    Identification and Classification
               of Members of the Group:
                                                       Not Applicable

Item 9.    Notice of Dissolution of Group:
                                                        Not Applicable

Item 10.   Certification:

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:   February 15, 2005

               Citizens Bank Wealth Management, N.A.

By:        /s/ Charles I. Priem, Jr.
                  Charles I. Priem, Jr., Assistant Vice President and
                                                       Trust Officer